EXHIBIT 99.1

Addex and Indivior Select Clinical Candidates from GABAB Positive Allosteric Modulator Research Collaboration

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, August 27, 2024 - Addex Therapeutics (SIX/NASDAQ: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, and Indivior PLC (NASDAQ/LSE: INDV) today announced the selection of clinical candidates from their GABAB positive allosteric modulator (PAM) research collaboration. Indivior has selected a compound for future development in substance use disorder and will now undertake all future development of their selected compound. Under the terms of the agreement, Addex is eligible for payment of up to USD 330 million on successful achievement of prespecified regulatory, clinical and commercial milestones as well as tiered royalties on the level of net sales from high single digits up to low double-digit. Under the terms of the agreement, Addex has also exercised its right to select a compound to advance its own independent GABAB PAM program for the treatment of chronic cough.

"Indivior’s collaboration with Addex has been instrumental in identifying a possible candidate for the treatment of substance use disorders,” said Christian Heidbreder, Chief Scientific Officer at Indivior. “While the challenges of this field are complex, targeting the GABAB receptor with positive allosteric modulators offers a potential new avenue for developing much needed therapies. At Indivior, we are committed to advancing the science of addiction treatment, with the goal of bringing effective therapies to those affected by substance use disorders.”

“The selection of GABAB PAM clinical candidates is the culmination of more than five years of research at Addex in close collaboration with the team at Indivior. During this time, we were able to pinpoint specific candidates from thousands of compounds using the power of our industrial-scale allosteric modulator discovery platform. We look forward to the next steps in the development of the substance use disorder program under the control of Indivior,” said Tim Dyer, CEO of Addex. “On the Addex side, we are now focused on advancing our selected clinical candidate for chronic cough into IND enabling studies.”

About GABAB Activation with PAM:

Activation of gamma-aminobutyric acid subtype B (GABAB) receptor, a Family C class of GPCR, is clinically and commercially validated. The generic GABAB receptor agonist, baclofen, marketed for spasticity, has been shown to be efficacious in several other disease areas, including alcohol use disorder, CMT1A, overactive bladder, chronic cough and pain. However, its wider use is limited due to a variety of side effects, rapid clearance and the development of tolerance. Novel, potent, selective and orally available PAMs that potentiate GABA responses, rather than acting as orthosteric agonists at the GABAB receptor, like baclofen, are expected to deliver efficacy and have fewer adverse effects. Furthermore, PAMs only act when the natural ligand (GABA) activates the receptor, hence respecting the physiological cycle of activation, which may explain why PAMs lead to less tolerance than direct agonists.

About Addex:
Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery including post-stroke and traumatic brain injury recovery. Addex partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and expects to start IND enabling studies in H1 2025. Addex is advancing an independent GABAB PAM program for chronic cough and expect to start IND enabling studies in 2025. Addex is also holding a 20% equity interest in a private company, Neurosterix LLC which is advancing a portfolio of allosteric modulator programs including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 18, 2024, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.